GLOBALFOUNDRIES INC.

TABLE OF CONTENTS

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF March 31, 2023* AND December 31, 2022**

	As of
(in millions except for share amounts)	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$2,256	$2,352
Marketable securities	653	622
Receivables, prepayments and other assets	1,296	1,487
Inventories	1,423	1,339
Total current assets	5,628	5,800
Noncurrent assets:
Property, plant and equipment, net	10,829	10,596
Goodwill and intangible assets, net	369	363
Marketable securities	323	372
Other noncurrent financial assets	139	137
Deferred tax assets	271	292
Receivables, prepayments and other assets	256	281
Total noncurrent assets	12,187	12,041
Total assets	$17,815	$17,841

LIABILITIES AND EQUITY
Current liabilities:
Trade payables and other current liabilities	$2,400	$2,849
Provisions	68	102
Current portion of deferred income from government grants	151	110
Current portion of lease obligations	71	75
Current portion of long-term debt	205	223
Total current liabilities	2,895	3,359
Noncurrent liabilities
Noncurrent portion of long-term debt	2,310	2,288
Noncurrent portion of deferred income from government grants	297	294
Provisions	197	196
Noncurrent portion of lease obligations	312	270
Other noncurrent liabilities	1,497	1,474
Total noncurrent liabilities	4,613	4,522
Total liabilities	$7,508	$7,881
Equity:
Share capital
Ordinary shares, $0.02 par value, 551,780 thousand and 547,755 thousand shares issued and outstanding as of March 31, 2023 and December 31, 2022	$11	$11
Additional paid-in capital	23,916	23,831
Accumulated deficit	(13,767)	(14,021)
Accumulated other comprehensive income	100	92
Equity attributable to the shareholders of GLOBALFOUNDRIES INC.	10,260	9,913
Non-controlling interest	47	47
Total equity	10,307	9,960
Total liabilities and equity	$17,815	$17,841

*unaudited
**audited
The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE
Three Months Ended March 31, 2023 AND 2022
(unaudited)

(in millions except per share amounts)	Three Months Ended March 31,
	2023	2022
Net revenue	$1,841	$1,940
Cost of revenue	1,326	1,471
Gross profit	515	469
Research and development expenses	109	128
Selling, general and administrative expenses	111	116
Restructuring expenses	5	—
Operating expenses	225	244
Profit from operations	290	225
Finance income (expenses), net	1	(28)
Share of profit of joint ventures	1	1
Other income (expense), net	(15)	9
Profit before income taxes	277	207
Income tax expense	(23)	(29)
Net income for the period	$254	$178
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	254	179
Non-controlling interest	—	(1)
Net income for the period	$254	$178
Net earnings per share attributable to the equity holders of the Company:
Basic weighted average common shares outstanding	550	532
Diluted weighted average common shares outstanding	555	549
Basic earnings per share	$0.46	$0.34
Diluted earnings per share	$0.46	$0.33

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME FOR THE
Three Months Ended March 31, 2023 AND 2022
(unaudited)

(in millions)	Three Months Ended March 31,
	2023	2022
Net income for the period
Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$254	$179
Non-controlling interest	—	(1)
Net income for the period	$254	$178

Other comprehensive income, net of tax:
Items that may be reclassified subsequently to profit:
Share of foreign exchange fluctuation reserve of joint ventures	$2	$(2)
Effective portion of changes in the fair value of cash flow hedges	3	79
Fair value on investments measured at fair value through other comprehensive income	3	—
Income tax effect	—	(2)
Total other comprehensive income for the period	$8	$75

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$8	$75
Total other comprehensive income for the period	$8	$75

Total comprehensive income for the period	$262	$253

Attributable to:
Shareholders of GLOBALFOUNDRIES INC.	$262	$254
Non-controlling interest	—	(1)
Total comprehensive income for the period	$262	$253

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE Three Months Ended March 31, 2023 AND 2022
(unaudited)

	Equity Attributable to Shareholders of GLOBALFOUNDRIES Inc.

(in millions)	Common Shares		Additional Paid-In Capital	Accumulated Deficit	Hedging Reserve	Foreign Currency Translation and Investments Reserves	Total	Non Controlling Interest	Total Equity
	Shares	Amount

December 31, 2021	532	$11	$23,487	$(15,469)	$(57)	$3	$7,975	$58	$8,033
Share-based compensation	—	—	53	—	—	—	53	—	53
Net income	—	—	—	179	—	—	179	(1)	178
Other comprehensive income	—	—	—	—	77	(2)	75	—	75
March 31, 2022	$532	$11	$23,540	$(15,290)	$20	$1	$8,282	$57	$8,339

December 31, 2022	548	$11	$23,831	$(14,021)	$103	$(11)	$9,913	$47	$9,960
Proceeds from issuance of equity instruments	4	—	50	—	—	—	50	—	50
Share-based compensation	—	—	35	—	—	—	35	—	35
Net income	—	—	—	254	—	—	254	—	254
Other comprehensive income	—	—	—	—	3	5	8	—	8
March 31, 2023	552	$11	$23,916	$(13,767)	$106	$(6)	$10,260	$47	$10,307

The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
Three Months Ended March 31, 2023 AND 2022
(unaudited)

(in millions)	Three Months Ended March 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$254	$178
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	312	356
Amortization of intangible assets	31	52
Share-based compensation	35	53
Interest, income taxes paid and finance income (expense), net	7	10
Amortization of deferred income from government grants	(7)	(8)
Deferred income taxes, net	22	19
Gain on disposal of property, plant and equipment and other	(1)	(4)
Change in assets and liabilities:
Receivables, prepayments, other assets and other noncurrent assets	29	16
Inventories	(84)	(64)
Trade and other payables	(119)	237
Net cash provided by operating activities	479	845

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment, net	(805)	(612)
Purchase of intangible assets	(48)	(31)
Proceeds from the sale of EFK business	238	—
Advances and proceeds from sale of property, plant and equipment and intangible assets	4	9
Purchases of investment in marketable securities	(187)	—
Proceeds from the sale of investment in marketable securities	212	—
Other investing activities	—	(5)
Net cash used in investing activities	(586)	(639)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from borrowings	44	214
Repayments of debt and finance lease obligations	(74)	(107)
Proceeds from issuance of equity instruments and other	37	—
Other financing activities	3	11
Net cash provided by financing activities	10	118
Effect of exchange rate changes on cash and cash equivalents	1	1
Net increase/(decrease) in cash and cash equivalents	(96)	325
Cash and cash equivalents at the beginning of the period	2,352	2,939
Cash and cash equivalents at the end of the period	$2,256	$3,264
Noncash investing and financing activities:
Amounts payable for property, plant and equipment	$526	$519
Property, plant and equipment acquired through lease	$53	$60
Amounts payable for intangible assets	$64	$114

(
The accompanying notes are an integral part of these interim condensed consolidated financial statements

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 1. Corporate Information
Company Operations
GLOBALFOUNDRIES Inc. (“GLOBALFOUNDRIES”) is an exempted company with limited liability incorporated under the laws of the Cayman Islands. The address of GLOBALFOUNDRIES’ registered office is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands.

GLOBALFOUNDRIES and its subsidiaries (together referred to as the “Company”, “GlobalFoundries”, “GF”, “we”, or “us”) is one of the world’s leading semiconductor foundries and offers a full range of mainstream wafer fabrication services and technologies. The Company manufactures a broad range of semiconductor devices, including microprocessors, mobile application processors, baseband processors, network processors, radio frequency modems, microcontroller, and power management units.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Statement of Compliance — The accompanying interim condensed consolidated financial statements have been prepared by management of the Company in accordance with the rules and regulations of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB and should be read in conjunction with the Company’s annual consolidated financial statements, included in GLOBALFOUNDRIES' Annual Report on Form 20-F for the year ended December 31, 2022.

The interim condensed consolidated financial statements were authorized by the Audit, Risk and Compliance Committee of GLOBALFOUNDRIES’ Board of Directors on May 16, 2023, to be issued and subsequent events have been evaluated for their potential effect on the interim condensed consolidated financial statements through May 18, 2022.

Significant Accounting Judgments, Estimates and Assumptions — The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. In the opinion of management, all adjustments, consisting solely of normal recurring adjustments necessary for a fair presentation of the financial information for the periods indicated, have been included. The results for the three months ended March 31, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

Significant Accounting Policies — Except as set forth below, the accounting policies (including accounting judgements, estimates and assumptions) adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2022.
Property, Plant and Equipment — We periodically assess the estimated useful lives of property, plant and equipment. As a result of a review completed in April 2023, the Company concluded the estimated maximum useful life of buildings should be increased from 26 years to 50 years. This change in estimate was applied prospectively, effective beginning in the first quarter of 2023. The Company determined that the change in estimated maximum useful lives of buildings did not have a material impact on the financial statements as of and for the three months ended March 31, 2023.

Recent Accounting Pronouncements, Adopted:

Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16 Interest Rate Benchmark Reform (“IBOR reform”)

Refer to the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Note 3. Net Revenue

The following table presents the Company’s revenue disaggregated based on revenue source and timing of revenue recognition for the three month periods ended March 31, 2023 and 2022. The Company believes these categories best depict the nature and timing of revenue:

(in millions)	Three Months Ended March 31,
	2023	2022
Type of goods and services:
Wafer fabrication	$1,680	$1,825
Engineering and other pre-fabrication services	161	115
	$1,841	$1,940

Timing of revenue recognition:
Revenue recognized over time	$107	$127
Revenue recognized at a point in time	1,734	1,813
	$1,841	$1,940

Note 4. Income taxes

For tax reporting purposes, the Company consolidates its entities under GLOBALFOUNDRIES Inc., a Cayman Islands entity. As a Cayman Islands corporation, the Company’s domestic statutory income tax rate is 0.0%. The difference between the Company’s domestic statutory income tax rate and its effective income tax rate reflected in the income tax benefit or income tax expense is primarily due to the effect of the tax rates and permanent differences in the other jurisdictions in which the Company operates.

The effective tax rate for the three months ended March 31, 2023 and 2022 was 8.3% and 14.0%, respectively. The decrease for the three months ended March 31, 2023 compared to the prior year was primarily due to an improved mix of income in certain jurisdictions and a benefit related to Singapore tax incentives, partially offset by additional withholding tax expense accrued in the United States.

Note 5. Earnings Per Share

Basic earnings per share ("EPS") is based upon the weighted average number of common shares outstanding during the period. Diluted earnings per share is based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all potentially dilutive common shares outstanding.

The following table sets forth the computation of basic and diluted earnings per share:

(in millions except per share amounts)	Three Months Ended March 31,
	2023	2022
Net income attributable to equity shareholders of the Company	$254	$179

Weighted average shares outstanding
Basic	550	532
Diluted	555	549

Total basic and diluted EPS attributable to equity shareholders
Basic	$0.46	$0.34
Diluted	$0.46	$0.33

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Note 6. Property Plant and Equipment

(in millions)	Land and Land Improvements	Building and Leasehold Improvements	Equipment	Computer	Construction in Progress	Total
Cost
As of December 31, 2022	$122	$7,867	$22,569	$439	$3,384	$34,381
Additions	—	56	2	—	485	543
Transfers from construction in progress	—	13	(19)	2	4	—
Disposals	—	—	(94)	—	(3)	(97)
Effect of exchange rate changes	1	1	6	—	—	8
As of March 31, 2023	$123	$7,937	$22,464	$441	$3,870	$34,835

Accumulated Depreciation and Impairment
As of December 31, 2022	$39	$4,544	$18,804	$391	$7	$23,785
Additions	1	76	230	5	—	312
Disposals	—	—	(94)	—	—	(94)
Effect of exchange rate changes	—	—	3	—	—	3
As of March 31, 2023	$40	$4,620	$18,943	$396	$7	$24,006
Net book value as of December 31, 2022	$83	$3,323	$3,765	$48	$3,377	$10,596
Net book value as of March 31, 2023	$83	$3,317	$3,521	$45	$3,863	$10,829
For the three months ended March 31, 2023 and 2022, the depreciation expense of property, plant and equipment was $312 million and $356 million, respectively.

Note 7. Restructuring
The Company incurred $5 million of restructuring costs during the three months ended March 31, 2023. These costs are included in restructuring expenses in the Company’s consolidated statements of operations.
The changes to the restructuring provisions recorded on the consolidated statements of financial position as of March 31, 2023, are summarized as follows:

(in millions)	2023
Beginning balance as of December 31, 2022	$86
Provision	5
Amounts paid	(39)
Ending balance as of March 31, 2023	$52

Note 8. Receivables, Prepayments and Other Assets

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

(in millions)	March 31, 2023	December 31, 2022
Current:
Trade receivables, other than related parties	$851	$824
Other receivables	285	497
Unbilled accounts receivable (1)	33	24
Receivables from government grants	50	52
Receivables from related parties	10	11
Derivative assets	67	79
	$1,296	$1,487
Non-current:
Advances to suppliers	$230	$235
Other	26	46
Total	$256	$281
(1) Unbilled accounts receivable represents amounts recognized on revenue contracts less associated advances and progress billings. These amounts will be billed in accordance with the agreed-upon contractual terms or rendering services.

The following table summarizes the activity in the Company’s unbilled accounts receivable for the three months ended March 31, 2023 and the twelve months ended December 31, 2022, respectively:

(in millions)	March 31, 2023	December 31, 2022
Balance, beginning of period	$24	$43
Revenue recognized during the period	32	87
Amounts invoiced	(23)	(106)
Balance, end of period	$33	$24

Note 9. Inventories

The Company records inventories at the lower of cost or net realizable value for finished goods, work-in-progress, raw materials, and supplies. The Company makes inventory write-downs on an item-by-item basis, except where it may be appropriate to group similar or related items.

(in millions)	March 31, 2023	December 31, 2022
Work in progress	$1,012	$1,025
Raw materials and supplies	411	314
Total	$1,423	$1,339

Note 10. Long Term Debt

The following table outlines the terms and amounts of the Company’s debt:

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

Description	Currency	Nominal Interest Rate	Year of Maturity	March 31, 2023	December 31, 2022
				(in millions)
2018 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.60%	2023	$—	$19
2019 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.75%	2024	85	85
2019 USD Dresden Equipment Financing	USD	LIBOR + 1.75%	2024	36	36
2020 USD Equipment Financing	USD	LIBOR + 1.90%	2025	59	59
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	14	13
Various	EUR, USD	Various	2024-2026	11	11
Current total				$205	$223

2019 Tool Equipment Purchase and Lease Financing	USD	LIBOR + 1.75%	2024	—	21
2019 USD Dresden Equipment Financing	USD	LIBOR + 2.25%	2026	108	108
2020 USD Equipment Financing	USD	LIBOR + 1.90%	2025	78	93
USD Term Loan A	USD	LIBOR + 2.90%	2025	649	649
EUR Term Loan A	EUR	EURIBOR + 2.60%	2025	90	89
2019 EUR Dresden Equipment Financing	EUR	EURIBOR + 1.75%	2026	394	387
2021 SGD EDB Loan	SGD	1.40%	2041	970	923
Various	EUR, USD	Various	2024-2027	21	18
Noncurrent total				$2,310	$2,288
Total				$2,515	$2,511

The following table summarizes unutilized credit facilities available to the Company to maintain liquidity necessary to fund operations:

(in millions)	March 31, 2023	December 31, 2022

Citibank Revolving Credit Facility	$1,011	$1,012
SGD EDB Loan	—	42
Uncommitted Credit Facilities(1)	59	64
Total	$1,070	$1,118

(1) Subject to lender approval before draw-down or being usable.

Note 11. Related Party Disclosures

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
The total amounts of $10 million and $11 million due from related parties as of March 31, 2023 and December 31, 2022, respectively, have been included in receivables, prepayments and other assets (see Note 7). The $7 million and $10 million due to related parties as of March 31, 2023 and December 31, 2022, respectively, have been included in trade and other payables.

Related party balances disclosed in the interim condensed consolidated statements of financial position related to Silicon Manufacturing Partners Pte Ltd. ("SMP"). SMP is a joint venture with LSI Technology (Singapore) Pte. Ltd. The Company holds a 49% interest in SMP and manages all aspects of its manufacturing operations.

The following table presents the related party transactions included in the interim condensed consolidated statements of operations:

(in millions)	Three Months Ended March 31,
	2023	2022
Purchases from: *
SMP	$10	$13

Other transactions with:
SMP (reimbursement of expenses and contribution of tools)	$13	$10
* Purchases from SMP were primarily comprised of wafer purchases.

Note 12. Commitments and Contingencies

Commitments – The Company’s unconditional purchase commitments are as follows:

(in millions)	March 31, 2023	December 31, 2022
Contracts for capital expenditures	$2,195	$2,774
Contracts for operating expenditures	3,325	3,587
	$5,520	$6,361
Due within the next 12 months	$1,943	$2,732

In addition to the above, the Company obtained letters of credit to primarily guarantee payments for utility suppliers and foreign statutory payroll related charges. The Company has obtained letters of credit of $20 million as of March 31, 2023 and December 31, 2022 and has drawn down bank guarantees of $9 million and $4 million as of March 31, 2023 and December 31, 2022.

Contingencies — From time to time, the Company is a party to claims that arise in the normal course of business. These claims include allegations of infringement of intellectual property rights of others as well as other claims of liability. In addition, the Company, on a case by case basis, includes intellectual property indemnification provisions in the terms of sale and technology licenses with third parties. The Company is also subject to various taxes in the different jurisdictions in which it operates. These include property, goods and services, and other non-income taxes. The Company accrues costs associated with these matters when they become probable and reasonably estimable. The Company does not believe it is probable that losses associated with these matters beyond those already recognized will be incurred in amounts that would be material to the interim condensed consolidated statements of financial position or interim condensed consolidated statements of operations and comprehensive income (loss).

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
On April 28, 2021, International Business Machines (“IBM”) sent the Company a letter alleging that the Company did not fulfill the Company’s obligations under the contracts the Company entered into with IBM in 2014 associated with the Company’s acquisition of IBM’s Microelectronics business. IBM asserted that the Company engaged in fraudulent misrepresentations during the underlying negotiations, and claimed the Company owed them at least $2.5 billion damages and restitution. On June 7, 2021, the Company filed a complaint with the New York State Supreme Court (the “Court”) seeking a declaratory judgment that the Company did not breach the relevant contracts. IBM subsequently filed its complaint with the Court on June 8, 2021. On September 14, 2021, the Court granted the Company's motion to dismiss IBM’s claims of fraud, unjust enrichment and breach of the implied covenant of good faith and fair dealing. IBM appealed its fraud claim, and on April 7, 2022, the New York Appellate Division reversed the Court’s decision. The Company believes, based on discussions with legal counsel, that it has meritorious defenses against IBM’s claims. The Company disputes IBM’s claims and intends to vigorously defend against them.

Note 13. Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:
•Level 1: observable inputs such as quoted prices in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices in active markets in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and
•Level 3: unobservable inputs for which little or no market data exists, therefore requiring management judgment to develop the Company’s own models with estimates and assumptions.
Cash Equivalents - Cash equivalents include investments in government obligation-based money market funds, other money market instruments and interest-bearing deposits with initial or remaining terms of three months or less. The fair value of cash equivalents approximates its carrying value due to the short-term nature of these instruments.

Marketable Securities - Marketable securities include U.S. Treasury Securities, U.S. Government Sponsored Enterprises, floating rate securities, money market mutual funds, corporate debt instruments and other Notes, bonds or debt securities issued by non-U.S. sovereign or multilateral entities, as these securities all have quoted prices in active markets.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis:

(in millions)		Quoted Prices Identical Assets/ Liabilities	Significant Other Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2022
Assets:
Cash equivalents(1)	$961	$961	$—	$—

Equity instruments(2)	$15	$—	$—	$15

Derivatives(3)	$177	$—	$177	$—

Marketable securities	$994	$994	$—	$—

Liabilities:
Derivatives(3)	$66	$—	$66	$—

March 31, 2023
Assets:
Cash equivalents(1)	$1,408	$1,408	$—	$—

Equity instruments(2)	$15	$—	$—	$15

Derivatives(3)	$166	$—	$166	$—

Marketable securities	$976	$976	$—	$—

Liabilities:
Derivatives(3)	$33	$—	$33	$—
(1) Included in cash and cash equivalents on the Company’s interim condensed consolidated statements of financial position.
(2) Included in current and non-current receivables, prepayments and other assets on the Company’s interim condensed consolidated statements of financial position.
(3) Consists of foreign currency forward contracts, interest rate swaps, cross currency swaps and commodity hedge. Included in other current and non-current financial assets on the Company’s interim condensed consolidated statements of financial position.

During the three months ended March 31, 2023 and 2022, there were no transfers between Level 1, Level 2 or Level 3 fair value measurements.

Assets Measured and Recorded at Fair Value on a Non- Recurring Basis

Certain assets and liabilities, such as equity method investments, intangible assets and property, plant and equipment, and other non-financial assets are recorded at fair value only if an impairment or observable price adjustment is recognized in the current period.

GLOBALFOUNDRIES INC.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Financial Instruments Not Recorded at Fair Value on a Recurring Basis

Financial instruments not recorded at fair value on a recurring basis include grants receivable, loans receivable, lease obligations and the Company’s current and noncurrent portion of long-term debt.
The carrying amounts and fair values of the Company’s financial instruments not recorded at fair value on a recurring basis are presented in the following table:

(in millions)	March 31, 2023		December 31, 2022
Financial Liabilities	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Other long-term debt	2,515	2,312	2,511	2,414
Total	$2,515	$2,312	$2,511	$2,414

Estimated fair values of long-term debt are based on quoted prices for similar liabilities for which significant inputs are observable and represents a Level 2 valuation. The fair values are estimated based on the type of debt and their maturities. The Company estimates the fair value using market interest rates of debts with similar maturities.

Note 14. Share-Based Compensation
We measure and recognize compensation expense related to share-based transactions, including employee, consultant, and non-employee director share option awards, in our consolidated financial statements based on fair value. The fair value of each award is estimated on the date of grant using the Black-Scholes option pricing model for options, and the Monte Carlo simulation model for the performance share units and a share price at the grant date for the restricted share units. The Black-Scholes model and Monte Carlo model both require management to make certain assumptions of future expectations based on historical and current data. The assumptions include the expected term of the awards, expected volatility, dividend yield, and risk-free interest rate. The expected term represents the amount of time that awards granted are expected to be outstanding, based on forecasted exercise behavior. The option pricing model requires the input of highly subjective assumptions, including the estimated fair value of the Company’s stock, expected term of the awards, expected volatility of the price of the Company’s shares, risk free interest rate and the expected dividend yield of ordinary shares. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. The Company estimates the expected forfeiture for options utilizing historical data, and only recognizes expense when a defined liquidity event (change in control or IPO) is deemed probable on the number of awards that are expected to vest. After applying a forfeiture estimate during each reporting period for when they are probable of vesting, the Company recognizes expense on a graded attribution basis for each tranche of the award over the period from the grant date to the later of the one-year anniversary of estimated time following a liquidity event or the legal vesting dates.

The Company offers an Employee Stock Purchase Plan which provides eligible employees with an opportunity to purchase our ordinary shares through payroll deductions of up to 10% of their eligible compensation. A participant may purchase a maximum of 2,500 ordinary shares during the purchase period. Amounts deducted and accumulated by the participant are used to purchase ordinary shares at the end of each six-month period, with the Company matching 20% of each employee's contributions on an after-tax basis.